LEVY & DRONEY, P. C.
Pond View Corporate Center
74 Batterson Park Road
Farmington, CT 06032

RICHARD T. KEPPELMAN
Direct Dial: (860) 676-3132
Email: rkeppel@ldlaw.com

September 21, 2005

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

                RE: DiaSys Corporation - SEC File No. 1-16285

Dear Mr. Mancuso:

                Consistent with my prior telephone conversations with Tom Jones of your office, this is to confirm that DiaSys Corporation has received your letter of August 12, 2005 and is in process of preparing appropriate responses.

                We have elected to address your comments in the context of DiaSys' Annual Report on Form 10-KSB for its fiscal year ended June 30, 2005, and will supply a detailed response correlated to that filing.

                My thanks in advance for your patience.

Sincerely yours,

S/ RICHARD T. KEPPELMAN
Richard T. Keppelman

RTK/ptl
cc: Tom Jones
      Gregory Witchel
      Jeffrey B. Aaronson